EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consists of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock.

	Three Months Ended March 31,
(in millions)	2018	2017
Fixed Charges:
Interest expense	$65	$69
Capitalized interest	—	—
Portion of rental expense which represents interest factor	15	13
Total Fixed Charges	$80	$82
Earnings Available for Fixed Charges:
Pre-tax income (loss)	$134	$(16)
Add: Distributed equity income of affiliated companies	—	—
Add: Fixed charges	80	82
Less: Capitalized interest	—	—
Less: Net income attributable to noncontrolling interests	(3)	(2)
Total Earnings Available for Fixed Charges	$211	$64
Ratio of Earnings to Fixed Charges	2.64	*

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense	$65	$69
Capitalized interest	—	—
Portion of rental expense which represents interest factor	15	13
Total Fixed charges before preferred stock dividends pre-tax income (loss) requirements	80	82
Preferred stock dividends pre-tax income (loss) requirements	5	6
Total Combined Fixed Charges and Preferred Stock Dividends	$85	$88
Earnings Available for Fixed Charges:
Pre-tax income (loss)	$134	$(16)
Add: Distributed equity income of affiliated companies	—	—
Add: Fixed charges before preferred stock dividends	80	82
Less: Capitalized interest	—	—
Less: Net income attributable to noncontrolling interests	(3)	(2)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$211	$64
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.48	*
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*	Earnings for the three months ended March 31, 2017 were inadequate to cover fixed charges by $18 and fixed charges and preferred dividends by $24.